MCK MINING CORP.
4th Floor, 56 Temperance Street, Toronto, Ontario M5H 3V5
Tel: (416) 361-0737
Fax: (416) 361-0923

04036611

RECEIVED
2004 AUG 31 P 3: 34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 24, 2004

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street N.W.
Room 3094 (3-6)
Washington, D.C.
U. S. A. - 20549

SUPPL

Attention: Office of Applications and Report Services

Dear Sirs:

Re: Material Change Report - Exemption No. 82-3938

Enclosed are copies of a Material Change Report dated August 19, 2004 and August 20, 2004 in connection with Press Releases issued on August 18, 2004 and August 20, 2004, for your files.

If you have any questions, please contact the undersigned.

Yours truly,

MCK MINING CORP.

Per: Shereen Dorey

/sd

encl

dlw 8/31

PROCESSED
SEP 01 2004
THOMSON FINANCIAL

MCK MINING CORP.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

MCK MINING CORP., 56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Item 2. Date of Material Change

August 18, 2004.

Item 3. News Release

The Press Release was sent on August 18, 2004 via CCN Canada News Wire Service—Toronto, Ontario.

Item 4. Summary of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 5. Full Description of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7. Omitted Information

No information has been omitted in respect of the material change.

Item 8. Executive Officer

John Purkis, President [604] 643-1736.

Item 9. Date of Report

August 19, 2004.

E:\mckmining\mcr-Aug19-04

MCK MINING CORP.

MCK MINING CORP. ANNOUNCES EXTENSION OF CLOSING DATE FOR THE PURCHASE OF THE ANDACOLLO GOLD MINE IN CHILE

FOR IMMEDIATE RELEASE
Toronto, Ontario
August 18, 2004

MCK Mining Corp. ("MCK") is pleased to announce that it has reached agreement in principle with Pacific Rim Mining Corp. ("Pacific Rim") on the final terms and conditions of the Purchase Agreement to acquire the Andacollo Gold Mine. The terms and conditions have changed from those disclosed previously in MCK's press release dated April 1, 2004. The sale has been restructured as an Option to Purchase and a final Purchase Agreement will be signed shortly. Key terms and conditions are:

- The US$100,000 held in escrow per the terms of the original Letter of Intent is released to Pacific Rim.
- On signing the Purchase Agreement, MCK is committed to the expenditure of a minimum US$500,000 on feasibility work programs. In the event the transaction is not closed MCK is obligated to pay Pacific Rim the difference between US$500,000 and the actual amount expended on the feasibility work.

Closing date has been extended to on or before December 15, 2004. Purchase terms are

- December 15, 2004 — US$900,000 and 3,000,000 shares MCK
- March 31, 2005 — US$1,000,000 and 1,000,000 shares MCK
- March 31, 2006 — US$1,000,000
- March 31, 2007 — US$1,000,000
- March 31, 2008 — US$1,000,000

The Andacollo Mine is an 18,000 tonnes per day heap leach operation which began operation in late 1995 and closed in December 2000 during a period of low gold prices. The mine has been under a closure plan and a creditors agreement since 2001. However the leach pads, tertiary crushing plant, stacking equipment, gold recovery plant and other facilities are intact and can be restarted with minimal capital investment. The mine profitably produced 13,300 ounces of gold in 2003 as part of the residual leach program.

The shares of MCK Mining Corp. are quoted under the symbol MMC on the TSX Venture Exchange.

For further information contact:

John Purkis, President & CEO
Telephone: (604) 643-1736

Stephen Case, Senior Vice-President
Telephone: (416) 363-1613

MCK MINING CORP.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

MCK MINING CORP., 56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Item 2. Date of Material Change

August 20, 2004.

Item 3. News Release

The Press Release was sent on August 20, 2004 via Canada News Wire Service—Toronto, Ontario.

Item 4. Summary of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 5. Full Description of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7. Omitted Information

No information has been omitted in respect of the material change.

Item 8. Executive Officer

John Purkis, President [604] 643-1736.

Item 9. Date of Report

August 20, 2004.

E:\mckmining\mcr-Aug20-04

MCK MINING CORP.

MCK MINING CORP. ANNOUNCES PROPOSED PRIVATE PLACEMENT

FOR IMMEDIATE RELEASE
Vancouver, B.C.
August 20, 2004

MCK Mining Corp. announced that it intends to complete a private placement of up to 10,000,000 units at $0.15 per share, to raise gross proceeds of up to $1,500,000. Each unit will consist of one common share and one-half of a common share purchase warrant. Each whole warrant will entitle the holder to purchase an additional common share at a price of $0.25 at any time within two years after closing.

The Company has engaged First Associates Investments Inc. to act as the Company's agent, on a best efforts basis, in respect of the offering. Closing of the private placement is anticipated to occur by the end of August, 2004.

The proceeds of the private placement will be used for maintaining its option to acquire the Andacollo Gold Mine, exploration expenditures on its Chepica copper-gold property in Chile and for general corporate purposes.

The shares of MCK Mining Corp. are quoted under the symbol MMC on the TSX Venture Exchange.

For further information contact:

John Purkis, President & CEO
Telephone: (604) 643-1736

Stephen Case, Senior Vice-President
Telephone: (416) 363-1613